ADDENDUM TO BUSINESS FINANCING AGREEMENT AND
                        AGREEMENT FOR WHOLESALE FINANCING

         This Addendum is made to (i) that certain Business Financing Agreement executed on the ___ day of ________________________, 2001, between ePlus
Technology of PA, inc. ("Dealer") and Deutsche Financial Services Corporation ("DFS"), as amended ("BFA") and (ii) that certain Agreement for Wholesale Financing between Dealer and DFS dated __________________, 2001, as amended ("AWF").

        FOR VALUE RECEIVED, DFS and Dealer agree as follows (capitalized terms shall have the same meaning as defined in the BFA unless otherwise indicated):

         1. Section 3.2 of the BFA is hereby amended to read as follows, and, to the extent applicable, the following provision shall also amend the AWF:

         "3.2 Available Credit; Paydown. On receipt of each Schedule, DFS will credit Dealer with such amount as DFS may deem advisable up to the remainder of (a) the sum of (i) Ninety Percent (90%) of the net amount of the eligible Government Accounts listed in such Schedule plus (ii) Eighty-five Percent (85%) of the net amount of the eligible
         Non-Government Accounts listed in such Schedule (the applicable percentage set forth in (a)(i) and (a)(ii) is hereinafter referred to as the "Advance Rate"), minus (b) an amount equal to One Hundred Percent (100%) of Dealer's outstanding indebtedness under Dealer's Agreement for Wholesale Financing (the 'AWF') with DFS as in effect from time to time (the 'Reserve Amount') (the remainder of (a) minus
         (b) is referred to herein as the 'Available Credit').

         In addition, if Dealer's outstanding loans under Dealer's accounts receivable credit facility as set forth in Section 2.1 of this Agreement at any time exceed Dealer's Available Credit, Dealer will immediately pay to DFS an amount not less than the difference between
         (i) Dealer's outstanding loans under Dealer's accounts receivable credit facility as set forth in Section 2.1 of this Agreement, and (ii) Dealer's Available Credit.

         Furthermore, as an amendment to the AWF, in the event Dealer's Reserve Amount exceeds at any time (a) the Advance Rate multipled by the net amount of Dealer's eligible Accounts, minus (b) Dealer's outstanding loans under Dealer's accounts receivable credit facility as set forth in Section 2.1 of this Agreement, Dealer will immediately pay to DFS, as a reduction of Dealer's total current outstanding indebtedness to DFS under the AWF, the difference between (i) Dealer's Reserve Amount, and (ii) (a) the Advance Rate multipled by the net amount of Dealer's eligible Accounts minus (b) Dealer's outstanding loans under Dealer's accounts receivable credit facility as set forth in Section 2.1 of this Agreement. DFS will loan Dealer, on request, such amount so credited or a part thereof as requested provided that at no time will such outstanding loans exceed Dealer's maximum accounts receivable credit facility as set forth in Section 2.1 of this Agreement. No advances or loans need be made by DFS if Dealer is in Default."

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     2. The following paragraph is incorporated into the AWF and BFA as if fully and originally set forth therein:

                  "Dealer will at all times maintain:

               (a) a Tangible Net Worth and Subordinated Debt in the combined amount of not less than Four Million Dollars ($4,000,000); and

               (b) a ratio of Debt minus Subordinated Debt to Tangible Net Worth and Subordinated Debt of not more than Three and One Half to One (3.5:1.0).

         For purposes of this paragraph: (i) 'Tangible Net Worth' means the book value of Dealer's assets less liabilities, excluding from such assets all Intangibles; (ii) 'Intangibles' means and includes general intangibles (as that term is defined in the Uniform Commercial Code); accounts receivable and advances due from officers, directors, employees, stockholders and affiliates; leasehold improvements net of depreciation; licenses; good will; prepaid expenses; escrow deposits; covenants not to compete; the excess of cost over book value of acquired assets; franchise fees; organizational costs; finance reserves held for recourse obligations; capitalized research and development costs; and such other similar items as DFS may from time to time determine in DFS' sole discretion; (iii) 'Debt' means all of Dealer's liabilities and indebtedness for borrowed money of any kind and nature whatsoever, whether direct or indirect, absolute or contingent, and including obligations under capitalized leases, guaranties, or with respect to which Dealer has pledged assets to secure performance, whether or not direct recourse liability has been assumed by Dealer; and (iv) 'Subordinated Debt' means all of Dealer's Debt which is subordinated to the payment of Dealer's liabilities to DFS by an agreement in form and substance satisfactory to DFS. The foregoing terms will be determined in accordance with generally accepted accounting principles consistently applied, and, if applicable, on a consolidated basis."

     3. The following paragraph is incorporated into the BFA as if fully and originally set forth therein:

               "Unused  Line Fee.  If, at any time from and after  ____________,
                2001, the Average Loan Balance (as defined below) for any calendar month is less than Fifty Percent (50%) of the Accounts Receivable Facility then Dealer agrees to pay DFS a monthly unused line fee in an amount equal to fifteen one hundredths of a percent (0.15%) of the difference between (a) the total Accounts Receivable Facility minus (b) the Average Loan Balance for such month. The "Average Loan Balance" is equal to (1) the sum of the Daily Loan Balances (as defined below) during a billing period; divided by (2) the actual number of days in such billing period. The "Daily Loan Balance" is equal to the amount of the outstanding principal debt which Dealer owes to DFS on the Accounts Receivable Facility at the end of each day (including the amount of all Electronic Transfers authorized) after DFS has credited the payments which it has received on the Accounts Receivable Facility. The Daily Loan Balance shall not be subject to Section 3.8 of the Agreement. Such unused line fee shall be payable monthly in arrears and due pursuant to the monthly billing statement. Once received by DFS, a line fee shall not be refundable by DFS for any reason."

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         All  other  terms  and  provision  of the BFA and  AWF,  to the  extent consistent with the foregoing, are hereby ratified and will remain unchanged and in full force and effect.

         IN WITNESS WHEREOF, Dealer and DFS have both read this Addendum to the Business Financing Agreement and Agreement for Wholesale Financing, understand all the terms and provisions hereof and agree to be bound thereby and subject thereto as of this ______ day of ______________, 2001.

                                         ePlus  Technology  of  PA, inc.

Attest:
                                         By:_________________________________
_______________________________                  Steven L. Mencarini, CFO
Kleyton L. Parkhurst, Secretary

                                         DEUTSCHE FINANCIAL SERVICES CORPORATION


                                         By:_________________________________
                                         Title:_______________________________


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